                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       For the Quarter Ended June 30, 2007

                         Commission File Number 1-14840

                                 AMDOCS LIMITED
                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F   X   FORM 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES       NO   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                       FOR THE QUARTER ENDED JUNE 30, 2007

                                      INDEX

PART I  FINANCIAL INFORMATION

        Item 1. Financial Statements

                Unaudited Consolidated Financial Statements

                Consolidated Balance Sheets

                Consolidated Statements of Income

                Consolidated Statement of Changes in Shareholders' Equity

                Consolidated Statements of Cash Flows

                Notes to Unaudited Consolidated Financial Statements

        Item 2. Operating and Financial Review and Prospects

PART II OTHER INFORMATION

        Item 1. Changes in Securities, Use of Proceeds and Issuer
                Purchases of Equity Securities

        Item 2. Reports on Form 6-K

SIGNATURES

This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-114079 and 333-114344) and any other Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                                 AMDOCS LIMITED
                           CONSOLIDATED BALANCE SHEETS
         (dollar and share amounts in thousands, except per share data)

                                                                         AS OF
                                                              ---------------------------
                                                                JUNE 30,    SEPTEMBER 30,
                                                                  2007           2006
                                                              -----------   -------------
                                                              (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents                                  $  623,643     $  607,187
   Short-term interest-bearing investments                       528,006        372,194
   Accounts receivable, net                                      480,433        425,805
   Deferred income taxes and taxes receivable                    130,876        136,044
   Prepaid expenses and other current assets                      93,991         97,476
                                                              ----------     ----------
      Total current assets                                     1,856,949      1,638,706
Equipment, vehicles and leasehold improvements, net              258,272        220,290
Deferred income taxes                                            189,477        133,690
Goodwill                                                       1,481,010      1,461,606
Intangible assets, net                                           323,067        347,716
Other noncurrent assets                                          175,025        160,820
                                                              ----------     ----------
      Total assets                                            $4,283,800     $3,962,828
                                                              ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                           $  153,101     $  148,398
   Accrued expenses and other current liabilities                216,803        270,268
   Accrued personnel costs                                       178,222        178,441
   Short-term portion of financing arrangements                    2,029          1,963
   Deferred revenue                                              243,917        253,376
   Deferred income taxes and taxes payable                       209,635        179,241
                                                              ----------     ----------
      Total current liabilities                                1,003,707      1,031,687
Convertible notes                                                450,000        450,000
Deferred income taxes                                            125,975        129,339
Noncurrent liabilities and other                                 189,241        197,637
                                                              ----------     ----------
      Total liabilities                                        1,768,923      1,808,663
                                                              ----------     ----------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares; L0.01
      par value; 0 shares issued and outstanding                      --             --
   Ordinary Shares - Authorized 550,000 shares; L0.01
      par value; 237,263 and 233,932 issued and 210,124 and
      206,793 outstanding, respectively                            3,828          3,763
   Additional paid-in capital                                  2,137,494      2,035,309
   Treasury stock, at cost - 27,139 Ordinary Shares             (602,392)      (602,392)
   Accumulated other comprehensive (loss) income                  (7,509)         2,723
   Retained earnings                                             983,456        714,762
                                                              ----------     ----------
      Total shareholders' equity                               2,514,877      2,154,165
                                                              ----------     ----------
      Total liabilities and shareholders' equity              $4,283,800     $3,962,828
                                                              ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED
                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
         (dollar and share amounts in thousands, except per share data)

                                             THREE MONTHS ENDED      NINE MONTHS ENDED
                                                  JUNE 30,                JUNE 30,
                                            -------------------   -----------------------
                                              2007       2006        2007         2006
                                            --------   --------   ----------   ----------
Revenue:
   License                                  $ 43,821   $ 23,220   $  113,091   $   85,172
   Service                                   668,270    603,228    1,996,393    1,729,433
                                            --------   --------   ----------   ----------
                                             712,091    626,448    2,109,484    1,814,605
                                            --------   --------   ----------   ----------
Operating expenses:
   Cost of license                               960        995        3,045        2,973
   Cost of service                           448,795    402,626    1,330,776    1,165,010
   Research and development                   56,727     46,455      174,929      131,392
   Selling, general and administrative        94,445     74,940      274,895      227,289
   Amortization of purchased intangible
      assets                                  19,175      8,547       55,785       23,588
   Restructuring charges, in-process
      research and development and other          --      8,415        6,761        8,415
                                            --------   --------   ----------   ----------
                                             620,102    541,978    1,846,191    1,558,667
                                            --------   --------   ----------   ----------
Operating income                              91,989     84,470      263,293      255,938
Interest income and other, net                14,290     14,938       36,928       33,659
                                            --------   --------   ----------   ----------
Income before income taxes                   106,279     99,408      300,221      289,597
Income taxes                                  18,098     13,823       31,527       46,916
                                            --------   --------   ----------   ----------
Net income                                  $ 88,181   $ 85,585   $  268,694   $  242,681
                                            ========   ========   ==========   ==========
Basic earnings per share                    $   0.42   $   0.42   $     1.30   $     1.20
                                            ========   ========   ==========   ==========
Diluted earnings per share                  $   0.40   $   0.39   $     1.22   $     1.13
                                            ========   ========   ==========   ==========
Basic weighted average number of shares
   outstanding                               208,262    204,404      207,332      202,474
                                            ========   ========   ==========   ==========
Diluted weighted average number of shares
   outstanding                               223,775    220,109      222,997      217,633
                                            ========   ========   ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

                     (dollar and share amounts in thousands)

                                                                          Accumulated
                              Ordinary Shares   Additional                   Other                      Total
                             ----------------     Paid-in     Treasury   Comprehensive   Retained   Shareholders'
                              Shares   Amount     Capital      Stock     (Loss) Income   Earnings       Equity
                             -------   ------   ----------   ---------   -------------   --------   -------------
BALANCE AS OF SEPTEMBER
   30, 2006                  206,793   $3,763   $2,035,309   $(602,392)     $ 2,723      $714,762    $2,154,165
Comprehensive income:
   Net income                     --       --           --          --           --       268,694       268,694
   Unrealized loss on
      foreign currency
      hedging contracts,
      net of $(1,961) tax         --       --           --          --       (9,831)           --        (9,831)
   Unrealized loss on
      short-term
      interest-bearing
      investments, net of
      $(37) tax                   --       --           --          --         (401)           --          (401)
                                                                                                     ----------
  Comprehensive income            --       --           --          --           --            --       258,462
                                                                                                     ----------
Employee stock options
   exercised                   3,056       60       58,208          --           --            --        58,268
Issuance of restricted
   stock, net of
   forfeitures                   275        5           --          --           --            --             5
Issuance of stock options
   related to acquisition         --       --          768          --           --            --           768
Tax benefit of stock
   options exercised and
   restricted stock vested        --       --        3,216          --           --            --         3,216
Equity-based compensation
   expense related to
   employees                      --       --       39,970          --           --            --        39,970
Equity-based compensation
   expense related to non
   employee stock options         --       --           23          --           --            --            23
                             -------   ------   ----------   ---------      -------      --------    ----------
BALANCE AS OF  JUNE 30,
   2007                      210,124   $3,828   $2,137,494   $(602,392)     $(7,509)     $983,456    $2,514,877
                             =======   ======   ==========   =========      =======      ========    ==========

As of June 30, 2007 and September 30, 2006, accumulated other comprehensive
(loss) income is comprised of unrealized (loss) gain on foreign currency hedging contracts, net of tax, of $(6,990) and $2,841, respectively, and unrealized loss on short-term interest-bearing investments, net of tax, of $(519) and $(118), respectively.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                             (dollar in thousands)

                                                          NINE MONTHS ENDED JUNE 30,
                                                          --------------------------
                                                               2007         2006
                                                            ---------   -----------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income                                                  $ 268,694   $   242,681
Reconciliation of net income to net cash provided by
   operating activities:
   Depreciation and amortization                              120,581        83,151
   In-process research and development and other                  750         8,415
   (Gain) loss on sale of equipment                              (973)          925
   Equity-based compensation expense                           39,970        31,948
   Deferred income taxes                                      (17,779)       25,118
   Excess tax benefit from equity-based compensation             (437)       (2,301)
   Realized gain from short-term interest-bearing
      investments                                              (2,084)       (5,392)
Net changes in operating assets and liabilities, net of
   amounts acquired:
   Accounts receivable                                        (53,597)     (105,002)
   Prepaid expenses and other current assets                      (16)        1,399
   Other noncurrent assets                                    (14,517)      (12,671)
   Accounts payable and accrued expenses                       (7,950)       39,633
   Deferred revenue                                           (27,008)      (10,060)
   Income taxes payable                                         6,200        (8,114)
   Noncurrent liabilities and other                             4,929        11,687
                                                            ---------   -----------
Net cash provided by operating activities                     316,763       301,417
                                                            ---------   -----------
CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and leasehold
   improvements                                                 3,184         3,736
Payments for purchase of equipment, vehicles and
   leasehold improvements                                    (126,259)      (53,617)
Proceeds from sale of short-term interest-bearing
   investments                                                628,167       851,868
Purchase of short-term interest-bearing investments          (782,333)   (1,131,159)
Net cash paid for acquisitions                                (81,751)     (271,930)
                                                            ---------   -----------
Net cash used in investing activities                        (358,992)     (601,102)
                                                            ---------   -----------
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from employee stock options exercised
   and issuance of restricted stock                            58,273        83,195
Excess tax benefit from equity-based compensation                 437         2,301
Principal payments under financing arrangements and other          --        (4,774)
Principal payments on capital lease obligations                   (25)       (3,131)
                                                            ---------   -----------
Net cash provided by financing activities                      58,685        77,591
                                                            ---------   -----------
Net increase (decrease) in cash and cash equivalents           16,456      (222,094)
Cash and cash equivalents at beginning of period              607,187       707,552
                                                            ---------   -----------
Cash and cash equivalents at end of period                  $ 623,643   $   485,458
                                                            =========   ===========
SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
   Income taxes, net of refunds                             $  35,016   $    27,996
   Interest                                                     2,601         2,182

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

1.   BASIS OF PRESENTATION

          Amdocs Limited (the "Company") is a leading provider of software products and services primarily to the communications industry. The Company and its subsidiaries operate in one segment offering products and services that enable their customers to move toward an integrated approach to customer management. The Company designs, develops, markets, supports, operates, and provides managed services for information system solutions primarily for leading communications companies throughout the world.

          The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

          The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

          The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2006, set forth in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC").

2.   RECENT ACCOUNTING PRONOUNCEMENTS

          In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of FASB Statement No. 115 ("SFAS 159"), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. If the fair value option is elected for an instrument, subsequent changes in fair value for that instrument will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements and is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts Statement No. 157, "Fair Value Measurements" ("SFAS 157"). The Company is currently evaluating the effect that the application of SFAS 159 will have on its consolidated results of operations and financial condition.

          In September 2006, the FASB issued SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 will be effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the effect that the application of SFAS 157 will have on its consolidated results of operations and financial condition.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

          In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Financial Statements - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company applied the provisions of SAB 108 in the first quarter of fiscal 2007 and there was no impact to the consolidated financial statements.

          In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," An Interpretation of SFAS No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. In May 2007, the FASB published FASB Staff Position No. FIN 48-1, "Definition of Settlement of FASB Interpretation No. 48" ("FSP FIN 48-1"). FSP FIN 48-1 is an amendment to FIN 48. It clarified how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective upon the initial adoption of FIN 48. These interpretations are effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect that the application of FIN 48 and FSP FIN 48-1 will have on its consolidated results of operations and financial condition.

          In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments," an amendment of FASB Statement No. 133 and 140 ("SFAS 155"), which permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. In January 2007, the FASB issued Statement 133 Implementation Issue No. B40 "Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets", which provides a possibility of an exemption from bifurcation analysis in paragraph 13(b) of Statement 133 for certain securitized interests in prepayable financial assets. The Company applied the provisions of SFAS 155 and Statement 133 Implementation Issue No. B40 in the first quarter of fiscal 2007 and there was no impact to the consolidated financial statements.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

3.   ACCOUNTS RECEIVABLE, NET

          Accounts receivable, net consists of the following:

                                           AS OF
                                 -------------------------
                                  JUNE 30,   SEPTEMBER 30,
                                    2007          2006
                                 ---------   -------------
Accounts receivable - billed      $449,877     $383,763
Accounts receivable - unbilled      54,243       54,117
Less-allowances                    (23,687)     (12,075)
                                  --------     --------
Accounts receivable, net          $480,433     $425,805
                                  ========     ========

4.   COMPREHENSIVE INCOME

     Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

     The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

                                     THREE MONTHS ENDED    NINE MONTHS ENDED
                                          JUNE 30,              JUNE 30,
                                     ------------------   -------------------
                                       2007       2006      2007       2006
                                     --------   -------   --------   --------
Net income                           $ 88,181   $85,585   $268,694   $242,681
Other comprehensive income (loss):
   Unrealized (loss) gain on
      foreign currency hedging
      contracts, net of tax           (11,330)    3,644     (9,831)     7,802
Unrealized loss on short-term
   interest-bearing investments,
   net of tax                            (816)     (280)      (401)      (537)
                                     --------   -------   --------   --------
Comprehensive income                 $ 76,035   $88,949   $258,462   $249,946
                                     ========   =======   ========   ========

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

5.   INCOME TAXES

          The provision for income taxes for the following periods consisted of:

                              THREE MONTHS ENDED    NINE MONTHS ENDED
                                   JUNE 30,             JUNE 30,
                              ------------------   ------------------
                                 2007      2006      2007       2006
                               -------   -------   --------   -------
Current                        $27,567   $    86   $ 50,735   $22,518
Deferred                        (9,469)   13,737    (19,208)   24,398
                               -------   -------   --------   -------
                               $18,098   $13,823   $ 31,527   $46,916
                               =======   =======   ========   =======

          The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

                              THREE MONTHS ENDED   NINE MONTHS ENDED
                                    JUNE 30,            JUNE 30,
                              ------------------   -----------------
                                  2007   2006         2007   2006
                                  ----   ----         ----   ----
Statutory Guernsey tax rate        20%    20%          20%    20%
Guernsey tax-exempt status        (20)   (20)         (20)   (20)
Foreign taxes                      17     14           11     16
                                  ---    ---          ---    ---
Effective income tax rate          17%    14%          11%    16%
                                  ===    ===          ===    ===

          As a Guernsey company with tax-exempt status, the Company's overall effective tax rate is attributable to foreign taxes.

          As of June 30, 2007, deferred tax assets of $29,881, derived from net capital and operating loss carry forwards related to some of the Company's subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such losses. When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes or through goodwill when it relates to a business combination. During the quarter ended June 30, 2007, the Company released certain valuation allowances in connection with the Company's estimation that carry forward losses related to one of its subsidiaries will be realized through future taxable earnings. The decrease in the valuation allowance was partially offset by an increase in tax reserves to this same subsidiary.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

6.   EARNINGS PER SHARE

          The following table sets forth the computation of basic and diluted earnings per share:

                                         THREE MONTHS ENDED    NINE MONTHS ENDED
                                              JUNE 30,              JUNE 30,
                                        -------------------   -------------------
                                          2007       2006       2007       2006
                                        --------   --------   --------   --------
Numerator:
   Numerator for basic earnings per
      share                             $ 88,181   $ 85,585   $268,694   $242,681
   Effect of assumed conversion of
      0.50% convertible notes                985        985      2,955      2,964
                                        --------   --------   --------   --------
   Numerator for diluted earnings per
      share                             $ 89,166   $ 86,570   $271,649   $245,645
                                        ========   ========   ========   ========

Denominator:
   Denominator for basic earnings per
      share - weighted average number
      of shares outstanding              208,262    204,404    207,332    202,474
   Effect of assumed conversion of
      0.50% convertible notes             10,436     10,436     10,436     10,436
   Effect of dilutive stock options
      granted                              4,665      5,080      4,879      4,609
   Effect of restricted stock issued         412        189        350        114
                                        --------   --------   --------   --------
   Denominator for diluted earnings
      per share - adjusted weighted
      average shares and assumed
      conversions                        223,775    220,109    222,997    217,633
                                        ========   ========   ========   ========
  Basic earnings per share              $   0.42   $   0.42   $   1.30   $   1.20
                                        ========   ========   ========   ========
  Diluted earnings per share            $   0.40   $   0.39   $   1.22   $   1.13
                                        ========   ========   ========   ========

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

7.   ACQUISITIONS

          SIGVALUE

          On February 7, 2007, the Company acquired SigValue Technologies, Inc. ("SigValue"), a provider of an integrated billing, customer care and service control platform designed for telecommunications service providers in high-growth emerging markets around the world, where the customer base is predominantly comprised of mobile pre-paid subscribers. Prior to the acquisition, the Company owned 14% of SigValue's outstanding capital stock. Under the terms of the agreement, the Company acquired all of SigValue's remaining share capital. The Company expects that this acquisition will expand its offering for the fast growing emerging markets.

          The aggregate purchase price for the remaining 86% of SigValue's outstanding capital stock was $71,872, which consisted of $70,428 in cash (including cash on hand), $768 related to the assumption of stock options held by SigValue employees and $676 of transaction costs. The fair value of the stock options was estimated using the Black-Scholes option pricing model.

          CRAMER

          On August 14, 2006, the Company acquired all of the capital stock of Cramer Systems Group Limited, or Cramer, a privately-held leading provider of operations support systems (OSS) solutions. The Company expects that this acquisition will enable it to leverage and greatly enhance its current assets in the BSS (business support systems) and OSS market.

          The aggregate purchase price for Cramer was $420,985, which consisted of $412,403 in cash (including cash on hand), $2,228 related to the assumption of stock options and restricted shares held by Cramer employees and $6,354 of transaction costs. The purchase price was adjusted in the first quarter of fiscal 2007 as a result of post closing adjustments which were not material. The fair value of the stock options was estimated using the Black-Scholes option pricing model and the fair value of the restricted shares was valued based on the market value of the underlying shares at the date of grant. During the nine months ended June 30, 2007, within the one year allocation period, the Company revised the allocation of the purchase price as it obtained more information and changed its estimates related to the tax basis of assumed liabilities and related to certain other acquired assets and assumed liabilities. The revised purchase price allocation resulted in a decrease of $10,870 and $5,786 in goodwill during the three and nine months ended June 30, 2007, respectively.

          QPASS

          On May 31, 2006, the Company acquired all of the capital stock of Qpass Inc., or Qpass, a leading provider of digital commerce software and solutions. The Company expects that this acquisition will allow it to support service providers and media companies seeking to launch and monetize digital content, and believes that this acquisition positions it as the leader in the emerging digital content market.

          The aggregate purchase price for Qpass was $280,983, which consisted of $274,024 in cash, (including cash on hand), $2,405 related to the assumption of stock options held by Qpass employees and $4,554 of transaction costs. The fair value of the stock options was estimated using the Black-Scholes option pricing model. During the nine months ended June 30, 2007, within the one year allocation period, the Company revised the allocation of the purchase price as it obtained more information and changed its estimates related to certain acquired assets and assumed liabilities. The revised purchase price allocation

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

     resulted in a decrease of $3,274 and $4,377 in goodwill during the three and nine months ended June 30, 2007, respectively.

8.   STOCK OPTION AND INCENTIVE PLAN

          In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the "Plan"), which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of Ordinary Shares issuable under the Plan. In January 2006, the maximum number of Ordinary Shares authorized to be granted under the Plan was increased from 38,300 to 46,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years. In the fourth quarter of fiscal 2005, the Company commenced routinely granting restricted shares and the Company's equity-based grant package may be comprised of restricted stock awards and stock options.

          The following table summarizes information about options to purchase the Company's Ordinary Shares, as well as changes during the nine month period ended June 30, 2007:

                                                          WEIGHTED
                                             WEIGHTED     AVERAGE
                                    NUMBER    AVERAGE    REMAINING
                                      OF     EXERCISE   CONTRACTUAL
                                   OPTIONS     PRICE        TERM
                                   -------   --------   -----------
Outstanding as of October 1, 2006  22,794     $29.02
Granted                             2,434      35.70
Exercised                          (3,056)     19.07
Forfeited                            (925)     33.87
                                   ------
Outstanding as of June 30, 2007    21,247     $31.01        6.16
                                   ======     ======        ====
Exercisable on June 30, 2007       12,500     $31.90        4.56
                                   ======     ======        ====

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

     The following table summarizes information relating to awards of restricted shares, as well as changes to such awards during the nine month period ended on June 30, 2007:

                                                    WEIGHTED
                                      NUMBER     AVERAGE GRANT
                                    OF SHARES   DATE FAIR VALUE
                                    ---------   ---------------
Outstanding unvested shares as of
   October 1, 2006                     780           $32.89
Granted                                307            36.72
Vested                                (137)           31.27
Forfeited                              (31)           35.55
                                      ----           ------
Outstanding unvested shares as of
   June 30, 2007                       919           $34.32
                                      ====           ======

     As of June 30, 2007, there was $54,346 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

     On October 1, 2005, the Company adopted FASB Statement No. 123 (revised
2004), "Share-Based Payment," a revision of SFAS No. 123 ("SFAS 123(R)"). SFAS 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides supplemental implementation guidance on SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

     Employee equity-based compensation pre-tax expense under SFAS 123(R) for the three and nine months ended June 30, 2007 and 2006 was as follows:

                            THREE MONTHS ENDED    NINE MONTHS ENDED
                           -------------------   -------------------
                           JUNE 30,   JUNE 30,   JUNE 30,   JUNE 30,
                             2007       2006       2007       2006
                           --------   --------   --------   --------
Cost of service             $ 6,587    $ 4,165    $18,914    $12,237
Research and development      1,734      1,232      5,099      3,041
Selling, general and
   administrative             4,358      5,551     15,957     16,670
                            -------    -------    -------    -------
Total                       $12,679    $10,948    $39,970    $31,948

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

     The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for the three months ended June 30, 2007 and 2006 was $2,161 and $1,281, respectively, and for the nine months ended June 30, 2007 and 2006 was $6,467 and $3,815, respectively.

     The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its equity-based awards. The Black-Scholes option pricing model assumptions used are noted in the following table (all in weighted averages for options granted during the period):

                                          THREE              NINE
                                       MONTHS ENDED      MONTHS ENDED
                                         JUNE 30,          JUNE 30,
                                     ---------------   ---------------
                                      2007     2006     2007     2006
                                     ------   ------   ------   ------
Risk-free interest rate (1)            4.67%    5.00%    4.61%    4.54%
Expected life of stock options (2)     4.50     3.74     4.54     4.38
Expected volatility (3)                0.29     0.30    0.315    0.327
Expected dividend yield (4)            None     None     None     None

Fair value per option                $12.14   $22.75   $12.72   $11.66

(1) Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company's employee stock options.

(2)  Expected life of stock options is based upon historical experience.

(3) Expected volatility is based on a combination of implied volatility of the Company's traded options and historical stock price volatility ("blended volatility").

(4) Expected dividend yield is based on the Company's history and future expectation of dividend payouts.

     Equity-based compensation recognized is reduced for estimated forfeitures and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

9.   OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

     In the quarter ended March 31, 2007, the Company commenced a series of measures designed to align its operational structure to its expected future growth and to improve efficiency. As part of this plan, the Company recorded a charge of $6,011, consisting primarily of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world and for facility related costs. Approximately $4,411 of the total charge had been paid in cash as of June 30, 2007. The facility related costs are expected to be paid through May 2013, and the remaining separation costs are expected to be paid by September 30, 2007.

     Each of these expenses related to our operational efficiency and cost reduction program is included in restructuring charges and in-process research and development and other.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

     The restructuring accrual for this cost reduction program is comprised of the following as of June 30, 2007:

                               EMPLOYEE
                              SEPARATION
                                 COSTS     FACILITIES    TOTAL
                              ----------   ----------   -------
Balance as of January 1,       $    --       $   --     $    --
   2007
Charge in second quarter of
   fiscal 2007                   4,935        1,076       6,011
   Cash payments                (4,317)         (94)     (4,411)
   Non-cash                       (151)         (48)       (199)
                               -------       ------     -------
Balance as of June 30, 2007    $   467       $  934     $ 1,401

     In connection with the acquisition of DST Innovis, Inc. and DST Interactive, Inc (collectively, "DST Innovis") in fiscal 2005, the Company commenced integration activities with respect to the DST Innovis business based on a plan to exit specific research and development activities and to terminate employees associated with these activities. The liabilities associated with this plan, which were recorded as part of the purchase accounting, are presented in the following table:

                                CONTRACTUAL
                                OBLIGATIONS   OTHER    TOTAL
                                -----------   -----   -------
Balance as of October 1, 2006     $ 6,875      $112   $ 6,987
Cash payments                      (1,869)       --    (1,869)
                                  -------      ----   -------
Balance as of June 30, 2007       $ 5,006      $112   $ 5,118
                                  =======      ====   =======

10.  CONTINGENCIES

     Legal Proceedings

     The Company is involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

     The Company generally sells its products with a limited warranty for a period of 90 days. The Company's policy is to account for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during the nine months ended June 30, 2007 and 2006.

     The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its consolidated financial statements.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

     This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could", and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

     Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption "Risk Factors" in our Annual Report on Form 20-F for fiscal 2006 that we filed with the United States Securities and Exchange Commission ("SEC").

OVERVIEW OF BUSINESS AND TREND INFORMATION

          Amdocs is a leading provider of software and services for communications service providers. Our market focus is primarily tier one and tier two companies in the communications industry, including leading wireline and wireless telecommunications, broadband cable and satellite companies.

          We develop, implement and manage software and services associated with the business support systems and operations support systems (BSS and OSS) that enable service providers to deliver a better customer experience, by, for example, introducing products quickly, understanding their customers more deeply, processing orders efficiently and solving problems productively. We refer to these systems as Customer Experience Systems.

          We believe the demand for our Customer Experience Systems is primarily driven by the need for communications service providers to achieve a business strategy we call integrated customer management. The goal of this strategy is to transform service providers' systems so they can deliver a better, integrated, and differentiated customer experience. We believe we comprehensively address these communications service providers' needs, offering a market-defining software portfolio and services that extend from strategy to execution. Although the pace at which service providers were embarking on transformation projects at the beginning of the year was not as we expected , we continue to regard these projects as a long term industry trend that will continue to drive the demand for our Customer Experience Systems.

          In fiscal 2006, we acquired Qpass Inc. and Cramer Systems Group Limited - which we refer to as Qpass and Cramer- to further enhance our portfolio of product offerings, provide a complete end-to-end offering (combined business support and operations support systems, or BSS/OSS) and meet the growing demand for the delivery of next-generation services. During the second quarter of fiscal 2007 we acquired SigValue Technologies, Inc., which we refer to as SigValue. We believe this acquisition will expand our offering for fast growing emerging markets, where the customer base is predominantly comprised of mobile pre-paid subscribers. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

OFFERINGS

          Amdocs' Customer Experience Systems offerings consist of:

          - a complete, modular portfolio of software across BSS and OSS including revenue management (billing, mediation and partner settlement), customer management (ordering, customer relationship management or CRM, and self-service), service and resource management (planning and fulfillment ) and digital commerce management (content revenue management). In the past, we referred to these systems as ICM Enabling Systems.

          - a comprehensive line of services, from strategy to execution. Because our customers' projects are complex and require systems support expertise, we also provide information technology, or IT, services, including extensive consulting, business strategy, system implementation, training, integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer Managed Services, which include services such as system modernization and consolidation, the operation of data centers, ongoing support, maintenance services, system modification, the provision of rating and billing services and communications facility management services.

          We have designed our Customer Experience Systems to meet the mission-critical needs of leading communications service providers throughout the entire customer lifecycle. We support different lines of business, including wireline, wireless, cable and satellite, and a wide range of communications services, including voice, video, data, IP, broadband, content, electronic and mobile commerce. We also support companies that offer multiple service packages, commonly referred to as bundled or convergent service packages. In addition, we are also leveraging our experience by working with service providers in the financial services sector, because some of the challenges faced by companies in this sector are similar to those encountered by communications service providers.

          We also offer a full range of directory sales and publishing systems and related line of services, which we refer to as Directory Systems, for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

          We conduct our business globally, and, as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications industry. We maintain development facilities in Canada, China, Cyprus, India, Ireland, Israel and the United States.

          We believe that demand for our Customer Experience Systems is primarily driven by the following key factors:

     -    Industry transformation, including:

          -    global use of communications and content services,

          -    increase in digital and mobile commerce,

          -    ongoing consolidation within the communications industry, and

          - continued convergence of communications, broadband cable and satellite industries.

     -    Technology advances, such as:

          - emergence of new communications products and services, especially video, broadband, data and content services, including IP-based services, such as Internet Protocol Television (IPTV) and Voice over IP (VoIP),

          - evolution to next generation networks such as IP Multimedia Subsystem (IMS), that enable truly converged services offerings like fixed-mobile convergence, and

          - technological changes, such as the introduction of 3G wireless technology, next-generation content systems and WiFi- and WiMax-based access technologies.

     -    Customer focus, such as:

          - the desire of service providers to focus on their customers in order to build profitable customer relationships,

          - the "authority shift" toward the consumer, with customers demanding new, innovative services that can be accessed anytime and anywhere, as well as higher levels of customer service, and

          - the need for service providers to differentiate themselves by creating a unique and mutually valuable customer experience.

     -    The need for operational efficiency, including:

          -    the shift from in-house management to vendor solutions,

          - business needs of service providers to reduce costs and lower total cost of ownership while retaining high value customers in a highly competitive environment,

          - automating and integrating business processes that span across business support systems (BSS) and operations support systems
               (OSS), and

          - OSS transformation projects, designed to transform fragmented legacy OSS systems that can make it difficult to introduce new services in a timely and cost-effective manner.

     We derive our revenue principally from:

     - the initial sales of licenses to use our products and related services, including modification, implementation and integration services,

     -    providing Managed Services and other related IT services, and

     - recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

     Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

          Revenue from Managed Services arrangements (from the sale of Customer Experience Systems and Directory Systems) is included in both license and service revenue. Managed Services projects are a significant part of our business, accounting for approximately 40% and 35% of our total revenue in the nine months ended June 30, 2007 and 2006, respectively, and generating substantial, long-term revenue streams, cash flow and operating income. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins tend to improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation.

RECENT ACCOUNTING STANDARDS

          In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of FASB Statement No. 115 ("SFAS 159"), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. If the fair value option is elected for an instrument, subsequent changes in fair value for that instrument will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements and is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts Statement No. 157, "Fair Value Measurements" ("SFAS 157"). We are currently evaluating the effect that the application of SFAS 159 will have on our consolidated results of operations and financial condition.

          In September 2006, the FASB issued SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 will be effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the effect that the application of SFAS 157 will have on our consolidated results of operations and financial condition.

          In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Financial Statements - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. We applied the provisions of SAB 108 in the first quarter of fiscal 2007 and there was no impact to the consolidated financial statements.

          In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," An Interpretation of SFAS No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. In May 2007, the FASB published FASB Staff Position No. FIN 48-1, "Definition of Settlement of FASB Interpretation No. 48" ("FSP FIN 48-1"). FSP FIN 48-1 is an amendment to FIN 48. It clarified how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective upon the initial adoption of FIN 48. These interpretations are effective for fiscal years beginning after December 15, 2006. We are currently evaluating the effect that the application of FIN 48 and FSP FIN 48-1 will have on our consolidated results of operations and financial condition.

          In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments," an amendment of FASB Statement No. 133 and 140 ("SFAS 155"), which permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise, would require bifurcation, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. In January 2007, the FASB issued Statement 133 Implementation Issue No. B40 "Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets", which provides a possibility of an exemption from bifurcation analysis in paragraph 13(b) of Statement 133 for certain securitized interests in prepayable financial assets. We applied the provisions of SFAS 155 and Statement 133 Implementation Issue No. B40 in the first quarter of fiscal 2007 and there was no impact to the consolidated financial statements.

RESULTS OF OPERATIONS

     The following table sets forth for the three and nine months ended June 30, 2007 and 2006 certain items in our consolidated statements of income reflected as a percentage of total revenue:

                                               THREE MONTHS ENDED   NINE MONTHS ENDED
                                                    JUNE 30,             JUNE 30,
                                               ------------------   -----------------
                                                   2007    2006        2007    2006
                                                  -----   -----       -----   -----
Revenue:
   License .................................        6.2%    3.7%        5.4%    4.7%
   Service .................................       93.8    96.3        94.6    95.3
                                                  -----   -----       -----   -----
                                                  100.0   100.0       100.0   100.0
                                                  -----   -----       -----   -----
Operating expenses:
   Cost of license .........................        0.1     0.2         0.1     0.2
   Cost of service .........................       63.0    64.3        63.1    64.2
   Research and development ................        8.0     7.4         8.3     7.2
   Selling, general and administrative .....       13.3    12.0        13.0    12.5
   Amortization of purchased intangible
      assets ...............................        2.7     1.3         2.7     1.3
   Restructuring charges, in-process
      research and development and other ...         --     1.3         0.3     0.5
                                                  -----   -----       -----   -----
                                                   87.1    86.5        87.5    85.9
                                                  -----   -----       -----   -----
Operating income ...........................       12.9    13.5        12.5    14.1
Interest income and other, net .............        2.0     2.4         1.7     1.9
                                                  -----   -----       -----   -----
Income before income taxes .................       14.9    15.9        14.2    16.0
Income taxes ...............................        2.5     2.2         1.5     2.6
                                                  -----   -----       -----   -----
Net income .................................       12.4%   13.7%       12.7%   13.4%
                                                  =====   =====       =====   =====

     NINE MONTHS ENDED JUNE 30, 2007 AND 2006

     The following is a tabular presentation of our results of operations for the nine months ended June 30, 2007 compared to the nine months ended June 30, 2006. Following the table is a discussion and analysis of our business and results of operations for the mentioned periods.

                                              NINE MONTHS ENDED
                                                   JUNE 30,          INCREASE (DECREASE)
                                           -----------------------   -------------------
                                              2007         2006        AMOUNT      %
                                           ----------   ----------    --------   -----
                                                     (in thousands)
                                           -----------------------------------
Revenue:
   License .............................   $  113,091   $   85,172    $ 27,919    32.8%
   Service .............................    1,996,393    1,729,433     266,960    15.4
                                           ----------   ----------    --------
                                            2,109,484    1,814,605     294,879    16.3
                                           ----------   ----------    --------
Operating expenses:
   Cost of license .....................        3,045        2,973          72     2.4
   Cost of service .....................    1,330,776    1,165,010     165,766    14.2
   Research and development ............      174,929      131,392      43,537    33.1
   Selling, general and
      administrative ...................      274,895      227,289      47,606    20.9
   Amortization of purchased
      intangible assets ................       55,785       23,588      32,197   136.5
   Restructuring charges,
      in-process research and
      development and other ............        6,761        8,415      (1,654)  (19.7)
                                           ----------   ----------    --------
                                            1,846,191    1,558,667     287,524    18.4
                                           ----------   ----------    --------
Operating income .......................      263,293      255,938       7,355     2.9
Interest income and other, net .........       36,928       33,659       3,269     9.7
                                           ----------   ----------    --------
Income before income taxes .............      300,221      289,597      10,624     3.7
Income taxes ...........................       31,527       46,916     (15,389)  (32.8)
                                           ----------   ----------    --------
Net income .............................   $  268,694   $  242,681    $ 26,013    10.7%
                                           ==========   ==========    ========

     REVENUE. Total revenue increased by $294.9 million, or 16.3%, in the nine months ended June 30, 2007 to $2,109.5 million from $1,814.6 million in the nine months ended June 30, 2006. Approximately 50% of the increase was attributable to revenue contributed by acquisitions made during fiscal 2006 and 2007, and the remainder was primarily attributable to additional revenue from consolidation and transformation projects for tier one customers.

     License and service revenue attributable to the sale of Customer Experience Systems was $1,896.8 million in the nine months ended June 30, 2007, an increase of $289.6 million, or 18.0%, over the nine months ended June 30, 2006. Approximately 51% of the increase was attributable to revenue contributed by acquisitions made during fiscal 2006 and 2007, and the remainder was primarily attributable to additional revenue from consolidation and transformation projects for tier one customers. License and service revenue resulted from the sale of Customer Experience Systems represented 89.9% and 88.6% of our total revenue in the nine months ended June 30, 2007 and 2006, respectively. We believe the demand for our Customer Experience Systems is primarily driven by the need for communications service providers to achieve integrated customer management. Although the pace at which service providers were embarking on transformation projects at the beginning of the year was not as we expected, we continue to regard these projects as a long term industry trend that will continue to drive the demand for our Customer Experience Systems.

     License and service revenue from the sale of Directory Systems was $212.7 million in the nine months ended June 30, 2007, an increase of $5.3 million, or 2.5%, over the nine months ended June 30, 2006. The increase in Directory Systems revenue in the nine months ended June 30, 2007 was primarily attributable to increase in revenue from customers in Europe. License and service revenue from the sale of Directory Systems represented 10.1% and 11.4% of our total revenue in the nine months ended June 30, 2007 and 2006, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve.

     In the nine months ended June 30, 2007, revenue from customers in North America, Europe and the rest of the world accounted for 66.4%, 22.6% and 11.0%, respectively, of total revenue compared to 70.3%, 21.5% and 8.2%, respectively, in the nine months ended June 30, 2006. Revenue from customers in North America increased in absolute amounts, but the increase was less than the 16.3% increase in our total revenue which resulted in a decrease in revenue from customers in North America as a percentage of total revenue . Approximately 81% of the increase in revenue from customers in Europe, in absolute amount, was attributable to revenues contributed by acquisitions made during fiscal 2006 and 2007, and the remainder was primarily attributable to projects for tier one customers. The increase in revenue from customers in the rest of the world in the nine months ended June 30, 2007 was attributable primarily to revenue contributed in Asia Pacific.

     COST OF LICENSE. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the nine months ended June 30, 2007, cost of license as a percentage of license revenue was 2.7%, compared to 3.5% in the nine months ended June 30, 2006.

     COST OF SERVICE. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. The increase in cost of service in the nine months ended June 30, 2007 was $165.8 million or 14.2%, which is less than the increase in our total revenue in the nine months ended June 30, 2007. As a percentage of revenue, cost of service was 63.1% in the nine months ended June 30, 2007, compared to 64.2% in the nine months ended June 30, 2006. The decrease in cost of service in the nine months ended June 30, 2007 as a percentage of revenue was attributable to a decrease in cost of service expense related to our core business, partially offset by cost of service expense related to our fiscal 2006 and 2007 acquisitions. Our cost of service and gross margin may vary depending on the types and geographic locations of projects that we undertake.

     RESEARCH AND DEVELOPMENT. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $43.5 million, or 33.1%, in the nine months ended June 30, 2007 to $174.9 million from $131.4 million in the nine months ended June 30, 2006. Research and development expense increased as a percentage of revenue from 7.2% in the nine months ended June 30, 2006 to 8.3% in the nine months ended June 30, 2007. The increase in research and development expense as a percentage of revenue was attributable primarily to research and development activities related to our fiscal 2006 and 2007 acquisitions. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense increased by $47.6 million, or 20.9%, in the nine months ended June 30, 2007 to $274.9 million, from $227.3 million in the nine months ended June 30, 2006. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in absolute amount is attributable to selling, general and administrative expense related to our fiscal 2006 and 2007 acquisitions.

     AMORTIZATION OF PURCHASED INTANGIBLE ASSETS. Amortization of purchased intangible assets in the nine months ended June 30, 2007 was $55.8 million, compared to $23.6 million in the nine months ended June 30, 2006. The increase in amortization of purchased intangible assets was due to purchased intangible assets acquired in our fiscal 2006 and 2007 acquisitions.

     RESTRUCTURING CHARGES, IN-PROCESS RESEARCH AND DEVELOPMENT AND OTHER. Restructuring charges, in-process research and development and other in the nine months ended June 30, 2007 consisted of a $6.0 million restructuring charge related to our restructuring plan in the second quarter of fiscal 2007, and a charge of $2.7 million for the write-off of purchased in-process research and development related to our acquisition of SigValue, offset by the cumulative effect of our 14% share in SigValue's pre-acquisition results of $1.9 million.

     OPERATING INCOME. Operating income increased by $7.4 million, or 2.9%, in the nine months ended June 30, 2007, to $263.3 million, or 12.5% of revenue, from $255.9 million, or 14.1% of revenue, in the nine months ended June 30, 2006. The decrease in operating income as a percentage of revenue was attributable to an 18.4% increase in operating expense which grew at a greater rate than the 16.3% increase in revenue during the nine months ended June 30, 2007. The increase in operating expense as a percentage of revenue is primarily attributable to the increases in amortization of purchased intangible assets, and to operating expense related to our fiscal 2006 and 2007 acquisitions, partially offset by a decrease in our core operating expenses as a percentage of revenue.

     INTEREST INCOME AND OTHER, NET. Interest income and other, net increased by $3.3 million in the nine months ended June 30, 2007 to $36.9 million from $33.6 million in the nine months ended June 30, 2006. The increase in interest income and other, net, is primarily attributable to the impact of foreign exchange benefits.

     INCOME TAXES. Income taxes for the nine months ended June 30, 2007 were $31.5 million on pretax income of $300.2 million, resulting in an effective tax rate of 10.5% compared to 16.2% in the nine months ended June 30, 2006. Of the reduction in our effective tax rate, 3.2% was attributable to the net effect of acquisition-related costs (which include amortization of purchased intangible assets and other), restructuring charges and equity-based compensation expense, 2.8% was attributable to the net change in valuation allowances and tax reserves, offset by 2.8% attributable to adjustments to deferred tax liabilities related to two fiscal 2006 acquisitions, and the remaining difference was primarily attributable to the geographical distribution of earnings from global operations. Our effective tax rate for fiscal year 2007 is expected to be between 10% and 13% on an annualized basis compared to 14.8% in fiscal year 2006. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter as well as changes in the Company's tax reserves in the ordinary course of business.

     NET INCOME. Net income was $268.7 million in the nine months ended June 30, 2007, compared to net income of $242.7 million in the nine months ended June 30, 2006. The increase in net income is attributable to the increase in operating income and interest income and other, net and to the decrease of our effective tax rate in the nine months ended June 30, 2007.

     DILUTED EARNINGS PER SHARE. Diluted earnings per share increased by $0.09, or 8.0%, in the nine months ended June 30, 2007 to $1.22 from $1.13 in the nine months ended June 30, 2006. The increase in diluted earnings per share resulted from the increase in net income partially offset by the increase in diluted weighted average number of shares outstanding.

     THREE MONTHS ENDED JUNE 30, 2007 AND 2006

     The following is a tabular presentation of our results of operations for the three months ended June 30, 2007 compared to the three months ended June 30, 2006. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                     THREE MONTHS ENDED        INCREASE
                                          JUNE 30,            (DECREASE)
                                    -------------------   -----------------
                                      2007       2006      AMOUNT     %
                                    --------   --------    ------   ------
                                            (in thousands)
                                    -----------------------------
Revenue:
   License......................    $ 43,821   $ 23,220    $20,601    88.7%
   Service......................     668,270    603,228     65,042    10.8
                                    --------   --------    -------
                                     712,091    626,448     85,643    13.7
                                    --------   --------    -------
Operating expenses:
   Cost of license..............         960        995        (35)   (3.5)
   Cost of service..............     448,795    402,626     46,169    11.5
   Research and development.....      56,727     46,455     10,272    22.1
   Selling, general and
      administrative............      94,445     74,940     19,505    26.0
   Amortization of purchased
      intangible assets.........      19,175      8,547     10,628   124.3
   Restructuring charges,
      in-process research and
      development and other.....          --      8,415     (8,415) (100.0)
                                    --------   --------    -------
                                     620,102    541,978     78,124    14.4
                                    --------   --------    -------
Operating income................      91,989     84,470      7,519     8.9
Interest income and other, net..      14,290     14,938       (648)   (4.3)
                                    --------   --------    -------
Income before income taxes......     106,279     99,408      6,871     6.9
Income taxes....................      18,098     13,823      4,275    30.9
                                    --------   --------    -------
Net income......................    $ 88,181   $ 85,585    $ 2,596     3.0%
                                    ========   ========    =======

     REVENUE. Total revenue increased by $85.6 million, or 13.7%, in the three months ended June 30, 2007 to $712.1 million from $626.4 million in the three months ended June 30, 2006. Approximately 57% of the increase was attributable to revenue contributed by acquisitions made during fiscal 2006 and 2007, and the remainder was primarily attributable to additional revenue from consolidation and transformation projects for tier one customers.

     License revenue was $43.8 million in the three months ended June 30, 2007, an increase of $20.6 million, or 88.7%, over the three months ended June 30, 2006. The increase in license revenue was attributable primarily to license revenue contributed by acquisitions made during fiscal 2006, and to subscriber growth at our customers.

     License and service revenue attributable to the sale of Customer Experience Systems was $639.9 million in the three months ended June 30, 2007, an increase of $83.4 million, or 15.0%, over the three months ended June 30, 2006. Approximately 58% of the increase was attributable to revenue contributed by acquisitions made during fiscal 2006 and 2007, and the remainder was primarily attributable to additional revenue from consolidation and transformation projects for tier one customers. License and service revenue resulted from the sale of Customer Experience Systems represented 89.9% and 88.8% of our total revenue in the three months ended June 30, 2007 and 2006, respectively. We believe the demand for our Customer Experience

Systems is primarily driven by the need of communications service providers to achieve integrated customer management. Although the pace at which service providers were embarking on transformation projects at the beginning of the year was not as we expected, we continue to regard these projects as a long term industry trend that will continue to drive the demand for our Customer Experience Systems.

     License and service revenue attributable to the sale of Directory Systems was $72.2 million in the three months ended June 30, 2007, compared to $69.9 million in the three months ended June 30, 2006, an increase of $2.3 million, or 3.3%, over the three months ended June 30, 2006. License and service revenue from the sale of Directory Systems represented 10.1% and 11.2% of our total revenue in the three months ended June 30, 2007 and 2006, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve.

     In the three months ended June 30, 2007, revenue from customers in North America, Europe and the rest of the world accounted for 64.1%, 22.7% and 13.2%, respectively, of total revenue compared to 68.1%, 24.0% and 7.9%, respectively, in the three months ended June 30, 2006. Revenue from customers in North America increased in absolute amounts, but the increase was less than the 13.7% increase in our total revenue which resulted in a decrease in revenue from customers in North America as a percentage of total revenue. The increase in revenue from customers in the rest of the world in the three months ended June 30, 2007 was attributable primarily to revenue contributed in Asia Pacific.

     COST OF LICENSE. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the three months ended June 30, 2007 and 2006, cost of license as a percentage of license revenue was 2.2% and 4.3%, respectively.

     COST OF SERVICE. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. The increase in cost of service in the three months ended June 30, 2007 was 11.5%, which is less than the increase in our total revenue in the three months ended June 30, 2007. As a percentage of revenue, cost of service was 63.0% in the three months ended June 30, 2007, compared to 64.3% in the three months ended June 30, 2006. The decrease in cost of service in the three months ended June 30, 2007 as a percentage of revenue was attributable to a decrease in cost of service expense related to our core business, partially offset by cost of service expense related to our fiscal 2006 and 2007 acquisitions. Our cost of service and gross margin may vary depending on the types and geographic locations of projects that we undertake.

     RESEARCH AND DEVELOPMENT. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $10.3 million, or 22.1%, in the three months ended June 30, 2007 to $56.7 million from $46.5 million in the three months ended June 30, 2006. Research and development expense increased as a percentage of revenue from 7.4% in the three months ended June 30, 2006 to 8.0% in the three months ended June 30, 2007. The increase in research and development expense as a percentage of revenue was attributable to research and development activities related to our fiscal 2006 and 2007 acquisitions partially offset by a decrease in research and development expense, as a percentage of revenue, related to our core activities following the release of Amdocs 7 (as some of the resources were moved to production support). We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense increased by $19.5 million, or 26.0%, in the three months ended June 30, 2007 to $94.4 million, from $74.9 million in the three months ended June 30, 2006. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense as a percentage of revenue is attributable to selling, general and administrative expense related to our fiscal 2006 and 2007 acquisitions.

     AMORTIZATION OF PURCHASED INTANGIBLE ASSETS. Amortization of purchased intangible assets in the three months ended June 30, 2007 was $19.2 million, compared to $8.5 million in the three months ended June 30, 2006. The increase in amortization of purchased intangible assets was due to purchased intangible assets acquired in our fiscal 2006 and 2007 acquisitions.

     OPERATING INCOME. Operating income increased by $7.5 million, or 8.9%, in the three months ended June 30, 2007, to $92.0 million, or 12.9% of revenue, from $84.5 million, or 13.5% of revenue, in the three months ended June 30, 2006. The decrease in operating income as a percentage of revenue was attributable to a 14.4% increase in operating expense which grew at a greater rate than the 13.7% increase in revenue during the three months ended June 30, 2007. The increase in operating expense as a percentage of revenue is primarily attributable to the increase in amortization of purchased intangible assets and to operating expense related to our fiscal 2006 and 2007 acquisitions, partially offset by a decrease in our core operating expenses as a percentage of revenue as well as to a decrease in restructuring charges, in-process research and development and other.

     INTEREST INCOME AND OTHER, NET. Interest income and other, net decreased by $0.6 million in the three months ended June 30, 2007 to $14.3 million from $14.9 million in the three months ended June 30, 2006.

     INCOME TAXES. Income taxes for the three months ended June 30, 2007 were $18.1 million on pretax income of $106.3 million, resulting in an effective tax rate of 17.0% compared to 13.9% in the three months ended June 30, 2006. Of the increase in our effective tax rate, 8.5% was attributable to the adjustments to deferred tax liabilities related to two fiscal 2006 acquisitions, 1.3% was attributable to the net change in valuation allowances and tax reserves, partially offset by 1.2% net effect of acquisition-related costs (which include amortization of purchased intangible assets), and equity-based compensation expense, and the remaining difference was primarily attributable to the geographical distribution of earnings from global operations. Our effective tax rate for fiscal year 2007 is expected to be between 10% and 13% on an annualized basis compared to 14.8% in fiscal year 2006. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter as well as changes in the Company's tax reserves in the ordinary course of business.

     NET INCOME. Net income was $88.2 million in the three months ended June 30, 2007, compared to net income of $85.6 million in the three months ended June 30, 2006. The increase in net income is attributable to the increase in our operating income partially offset by the increase in our effective tax rate in the three months ended June 30, 2007.

     DILUTED EARNINGS PER SHARE. Diluted earnings per share increased by $0.01, or 2.6%, in the three months ended June 30, 2007 to $0.40 from $0.39 in the three months ended June 30, 2006. The increase in diluted earnings per share resulted from the increase in net income.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term interest-bearing investments totaled $1,151.6 million as of June 30, 2007, compared to $979.4 million as of September 30, 2006. The increase is mainly attributable to positive cash flows from operations of $316.8 million, proceeds from employee stock options exercised of $58.3 million, partially offset by $126.3 million of capital expenditures and $81.8 million in net cash paid for acquisitions. Net cash provided by operating activities amounted to $316.8 million and $301.4 million for the nine months ended June 30, 2007 and 2006, respectively.

     Our policy is to retain substantial cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs for at least the next fiscal year. We may seek to establish a credit facility in order to have the flexibility to increase our capital resources, if needed for general corporate purposes as well as for future possible strategic opportunities, including acquisitions.

     As of June 30, 2007, $450.0 million and $0.2 million aggregate principal amount of our 0.50% Convertible Senior Notes due 2024 and 2% Convertible Notes due 2008 were outstanding, respectively. As of June 30, 2007, we had available short-term general revolving lines of credit totaling $31.0 million, none of which was outstanding, and outstanding letters of credit and bank guarantees from various banks totaling $7.2 million. As of June 30, 2007, we had outstanding short term loans totalling $1.8 million secured by specified pledges and guaranties.

     We have contractual obligations for our convertible notes, financing arrangements and non-cancelable operating leases that were summarized in a table of contractual obligations in our Annual Report on Form 20-F for fiscal 2006. Since September 30, 2006, there have been no material changes in contractual obligations outside the ordinary course of our business.

     Our capital expenditures were approximately $126.3 million in the nine months ended June 30, 2007. Approximately 67% of these expenditures consisted of purchases of computer equipment, and the remainder primarily to leasehold improvements. The capital expenditures in the nine months ended June 30, 2007 were mainly attributable to invetsments in our operating facilities and our development centers around the world. We funded our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.

CURRENCY FLUCTUATIONS

     We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No.52, "Foreign Currency Translation", our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are predominately denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group.

     During the three and nine months ended June 30, 2007 and 2006, approximately 70% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies such as the Euro, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease slightly over time. Historically, the effect of fluctuations in currency exchange rates on our consolidated operations was not material. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts and options. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II OTHER INFORMATION

ITEM 1. CHANGES IN SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Not applicable

ITEM 2. REPORTS ON FORM 6-K

(a)  Reports on Form 6-K

     The Company furnished or filed the following reports on Form 6-K during the three months ended June 30, 2007:

     (1)  Form 6-K dated May 11, 2007.

     (2)  Form 6-K dated April 27, 2007.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMDOCS LIMITED

                                        /s/ Thomas G. O'Brien
                                        ----------------------------------------
                                        Thomas G. O'Brien
                                        Treasurer and Secretary
                                        Authorized U.S. Representative

Date: August 6, 2007